Bluescape Opportunities Acquisition Corp.

200 Crescent Court, 19th Floor

Dallas, Texas 75201

August 4, 2022

Via EDGAR

Jeffrey Gabor

Austin Wood

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction

100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Bluescape Opportunities Acquisition Corp. Preliminary Proxy Statement on Schedule 14A

Filed July 20, 2022

File No. 001-39666

To whom it may concern:

Set forth below are the responses of Bluescape Opportunities Acquisition Corp. (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 2, 2022 and by telephone on August 2, 2022, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, File No. 001-39666.

Concurrent with the submission of this letter, the Company is submitting Amendment No. 1 to the Preliminary Proxy Statement (the “Proxy Statement”) in response to the Staff’s comments.

For your convenience, we have set forth the Staff's comment and the Company’s response to each item below.

Preliminary Proxy Statement on Schedule 14A filed July 20, 2022

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and confirms that the sponsor is not controlled by and does not have substantial ties with any non-U.S. person.

2.	The Staff verbally requested clarification with respect to the Company’s decision to move all funds in the trust account from being held only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries, to cash.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 13, 20, 21 and 22 of the Proxy Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If any additional supplemental information is required by the Staff or if you have ant questions with respect to the foregoing, please contact Sean T. Wheeler of Kirkland & Ellis LLP at 713-836-3427 or Cephas Sekhar of Kirkland & Ellis LLP at 713-836-3617.

Very truly yours,

Bluescape Opportunities Acquisition Corp.

By:	/s/ Tristan Yopp
Name: Tristan Yopp
Title: Chief Financial Officer

cc:	Sean T. Wheeler

Cephas Sekhar

Kirkland & Ellis LLP

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